                      OPTON HANDLER FEILER & LANDAU, LLP
                               Attorneys At Law
                             52 Vanderbilt Avenue
                        New York, New York 10017-3808
                          Telephone: (212) 599-1744


July 24, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Amy Meltzer Starr, Esq.
           Special Counsel


                 RE:  Alpha Pro Tech, Ltd.
                      Preliminary Schedule 14A
                      Filed October 30, 1996
                      File No. 0-19893

Dear Ms. Starr:

On behalf of Alpha Pro Tech, Ltd. we hereby withdraw the above referenced Preliminary Schedule 14A.



Very truly yours,




Peter Landau

PL:jm

cc:  Sheldon Hoffman